

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mr. Andrew Becnel
Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland

>   **Re: Weatherford International Ltd.**
>   **Form 8-K**
>   **Filed March 1, 2011**
>   **File No. 001-34258**

Dear Mr. Becnel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 1, 2011

1.   In Item 2.02, you state the errors in your historical financial statements were identified as a result of the identification of a material weakness in connection with your evaluation of internal controls over financial reporting as of December 31, 2010. We understand the identification of this material weakness in accounting for income taxes led you to perform additional testing that resulted in the identification of material errors recorded in prior periods. To further our understanding, please describe the nature of the material weakness and the process through which it was identified that led to this additional testing. Additionally, describe for us, in reasonable detail, the nature and timing of the steps that resulted in the identification of the errors in your accounting for income taxes. In your response, please address whether your procedures to evaluate internal controls over financial reporting that led you to identify this material weakness had changed as of December 31, 2010, as opposed to your evaluations performed in prior periods.

2.   We note your disclosure stating that the Audit Committee of your Board of Directors determined on February 28, 2011 that your previously issued financial statements should no longer be relied upon. Remarks attributed to you in a transcript of your conference call on March 2, 2011 which describe the process surrounding this error indicate you were "making sure that we first identified the issue, quantified it, were able to explain it and then the work starts with being able to make sure that we have gotten to the right answer. And we are, obviously, comfortable enough that we have gotten to the right answer to be able to disclose this in these amounts" and that you were "in review phase as well … prior to filing this 8-K." Please provide us with a detailed discussion that explains the nature and timing of the steps between the time the accounting error was first identified and when it was determined that your financial statements should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

3.   Your disclosures state the estimated errors total approximately $500 million over the fiscal periods from 2007 through 2010, of which approximately $460 million relate to deferred taxes incorrectly recorded on intercompany transactions. In remarks attributed to you in a transcript of your conference call on March 2, 2011, you describe the remaining estimated $40 million as related to the corrections of foreign tax assets. Please tell us in more detail the nature of these estimated $40 million in corrections and what fiscal and interim periods are impacted.

        Similarly, we note discussion of adjustments totaling approximately $20 million that will be made to correct amounts recorded in improper periods. We understand the estimated $20 million amount is an aggregation of these errors over the fiscal periods from 2007 through 2010. Please provide us with a detailed analysis of the individual amounts to be corrected by the fiscal and interim period to which they apply. In your response, please identify the nature of the timing error and the financial statement line items that will be impacted.

4.   Throughout the disclosure in your Form 8-K, you indicate that adjustments will be made to correct these errors and that your historical financial statements for the fiscal years ended December 31, 2007, 2008 and 2009 and for the quarterly periods ended March 31, June 30 and September 30, 2010 should no longer be relied upon. We also note you plan to file your Form 10-K for the year ended December 31, 2010 by March 15, 2011. Please tell us the method through which you plan to amend your historical financial statements and prior Forms 10-K and Forms 10-Q, as previously filed.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Shannon Buskirk at (202) 551-3717 or me at (202) 551-3311.

Sincerely,

Ethan Horowitz
Branch Chief